

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 13, 2009

Via Facsimile and U.S. Mail

Amar Budarapu, Esq.
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, TX 75201

Re: RadiSys Corporation
Schedule TO-I
Filed October 5, 2009
File No. 5-45775

Dear Mr. Budarapu:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Item 10. Financial Statements

1. Please revise to clarify that you are referring to your annual report for the fiscal year ended December 31, 2008 filed on March 6, 2009.

Offer to Purchase

2. We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). One of the

conditions of that exemptive order is that the securities offered in the exchange offer will be issued under an employee benefit plan and the offer is conducted for compensatory purposes. Please advise us of the compensatory purpose for excluding employees located in the Netherlands and Israel.

How do I participate in the exchange offer, page 2

3. In your response letter, please tell us how you distributed the Offer to Exchange document to your employees. Since the primary means is electronic, please tell us whether the offer materials were distributed only via e-mail. If so, please explain why you believe this method of dissemination is appropriate under the circumstances of this exchange offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. For example, refer to section IV(1) in SEC Release 33-7288. We note your disclosure that if an employee does not have access to the exchange offer website, the employee may request a paper election form. This statement suggests that the exchange offer could be made to employees who do not routinely receive corporate communications via the internet. Please advise.

Extension of Offer; Termination; Amendment, page 38

4. We note that you intend to give oral or written notice of an extension. Please revise to comply with Rule 14e-1(d) which requires that notice of an extension be in writing.

5. Please revise to clarify that you will extend the offer period so that at least five business days remain in the offer from the date the material change is first published, sent or given. Refer to SEC Release 34-24296.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions